Close Twin Cities The HIT is helping the Twin Cities meet a range of housing needs with investments in 62 projects. Minneapolis Mayor Jacob Frey, AFL-CIO HIT Honor Workers Building Housing in City's Prospect Park Neighborhood Saint Paul Mayor Coleman in State of City: “The Penfield Brought Several Hundred Jobs to the City During a Time of High Unemployment" HIT Appreciates Union Workers in Saint Paul *Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of June 30, 2019. Economic impact data is in 2018 dollars and all other figures are nominal. http://www.aflcio-hit.com/frame-templates/print_template.cfm 7/23/2019